Exhibit 4a

Moody's Global Legal Structure

12/31/2017



Moody's Corporation (Delaware)
98%
Moody's Group Holdings, Inc. (Delaware)
The Moody's Foundation (New York)
Moody's Overseas Holdings Inc. (Delaware)
Moody's Shared Services, Inc. (Delaware)
Moody's Capital Markets Research,Inc (Delaware)
DVBS, Inc. (Delaware)
Moody's Advisors Inc. (Delaware)
Moody's Risk Assessments Holdings LLC (Delaware)
Moody's Investors Service Inc. (Delaware)
Moody's Credit Assessment Holdings, LLC (Delaware)
Additional Subsidiaries on page 2
Moody's Analytics, Inc. (Delaware)
Yellow Maple II B.V. (Netherlands)
Moody's (UK) Limited (UK)
Moody's Investors Service España SA (Spain)
Moody's Analytics International Licensing Gmbh (Switzerland)
Moody's Israel Holdings Inc. (BVI)
Moody's International LLC (Delaware)
Moody's Canada Inc. (Canada)
Moody's America Latina Ltda. (Brazil)
Moody's Analytics do Brasil Soluções para Gerenciamento de Risco de Crédito Ltda (Brazil)
Moody's Analytics Canada Inc. (Canada)
Moody's de México, S.A. de C.V., I.C.V. (Mexico)
Moody's Analytics Global Education (Canada) Inc. (Canada)
Administracion de Calificadoras, S.A. de C.V. (Mexico)
Moody's Group Holdings (BVI) Limited (BVI)
Moody's Group (BVI) Ltd. (BVI)
Moody's Risk Assessments, Inc. (Delaware)
Moody's CreditAssessment Inc. (Delaware)
Bureau van Dijk Electronic Publishing Inc. (New York)
Bureau van Dijk Publicaçao Eletronica Ltda. (Brazil)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Mexico)
51%
Midroog Ltd. (Israel)
Moody's Financing (BVI) Limited (BVI)
Moody's Latin America Holding Corp. (BVI)
CSI Global Education US, Inc.
Moody's Group NL B.V. (Netherlands)
Moody's Company Holdings (BVI) I Limited (BVI)
Moody's Finance (BVI) Ltd. (BVI)
MIS Quality Management Corp. (Delaware)
Moody's Assureco Inc. (Delaware)
Moody's International Holdings (Cyprus) Limited (Cyprus)
21%
33.3%
Booyami, Inc. (US)
Rockport VAL, LLC (New York)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Argentina)
Moody's EMEA Financing (Cyprus) Ltd (Cyprus)
Moody's Group (Holdings) Unlimited (UK)
Moody's Latin America Agente de Calificacion de Riesgo SA (Argentina)
Moody's Equilibrium II (BVI) Holding Corporation (BVI)
Moody's Equilibrium I (BVI) Holding Corporation (BVI)
Foundation for Fiduciary Studies, Inc. (Delaware)
Moody's Holdings NL B.V. (Netherlands)
2.84%
SecurityScorecard, Inc. (Delaware)
Moody's Assurance Company, Inc. (New York)
Moody's International Holdings (UK) Limited (UK)
Moody's International (UK) Limited (UK)
99.99%
Equilibrium Calificadora de Riesgo S.A. (Panama)
Equilibrium Clasificadora de Riesgo S.A. (Peru)
Moody's Analytics Knowledge Services Solutions (US) Inc. (Delaware)
Moody's Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
GGYAXIS, Inc. (Delaware)
Moody's Holdings LLC (Delaware)
Moody's Group Finance Ltd. (UK)
Yellow Maple Holding B.V. (Netherlands)
MIS Asset Holdings Inc. (Delaware)
MA KS Solutions (India) Private Limited (India)
Moody's Group Cyprus Ltd. (Cyprus)
Bureau van Dijk Electronic Publishing B.V. (Netherlands)
Yellow Maple Syrup I B.V. (Netherlands)
Yellow Maple Syrup II B.V. (Netherlands)
Yellow Maple I B.V. (Netherlands)
Bureau van Dijk Electronic Publishing Pty. Ltd. (Australia)
Bureau van Dijk Electronic Publishing K.K. (Japan)
Bureau van Dijk Electronic Publishing Pte. Ltd. (Singapore)
Bureau van Dijk Electronic Publishing Hong Kong Limited (Hong Kong)
Bureau van Dijk Electronic Publishing LLC (Korea)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. (China)
3.7%
90%
Moody's South Africa (B.V.I.) Limited (BVI)
Moody's Financing (Cyprus) Ltd (Cyprus)
European DataWarehouse Gmbh (Germany)
Moody's Analytics Czech Republic s.r.o. (Czech Rep)
Moody's Investors Service (BVI) Limited (BVI)
Moody's Investors Service Cyprus Ltd. (Cyprus)
Moody's Group UK Ltd. (UK)
Moody's Analytics (DIFC) Limited (UAE)
MA Knowledge Services Research (India) Private Limited (India)
Moody's Investors Service South Africa (Pty) Limited (South Africa)
51%
Moody's Holdings (B.V.I.) Limited (BVI)
Moody's Eastern Europe LLC (Russia)
Moody's Interfax Rating Agency Ltd. (Russia)
Bureau van Dijk Editions Electroniques S.A. (Belgium)
Bureau van Dijk Electronic Publishing GmbH (Germany)
Bureau van Dijk Electronic Publishing Ltd. (UK)
Bureau van Dijk Editions Electroniques S.A.S. (France)
Bureau van Dijk Edizioni Elettroniche S.p.a (Italy)
Bureau van Dijk Editions Electroniques S.A. (Switzerland)
Moody's Holdings Ltd. (UK)
40%
Moody's Finance Company Ireland (Ireland)
Moody's Group Cyprus Ltd. Luxembourg Branch (Luxembourg)
Middle East Rating and Investors Service S.A.E. (Egypt)
Moody's Analytics UK Ltd. (UK)
Moody's Shared Services UK Ltd. (UK)
Moody's Risk Assessments Limited (UK)
99.9%
Moody's Group France SAS (France)
Moody's Canada LP (Canada)
Gilliland Gold Young Consulting Inc. (Canada)
Moody's Analytics Holdings (UK) Ltd. (UK)
Moody's Analytics Ireland Ltd. (Ireland)
5%
Credit Data Research Limited (UK)
Bureau van Dijk Electronic Publishing AB (Sweden)
Bureau van Dijk Electronic Publishing ApS (Denmark)
Zephus Ltd. (UK)
Bureau van Dijk Publicaciones Electronicas S.A. (Spain)
Bureau van Dijk Electronic Publishing GmbH (Austria)
Bureau van Dijk Electronic Publishing Unipessoal Lda. (Portugal)
Bureau van Dijk EP DMCC (UAE)
Bureau van Dijk Electroniq Publishing S.A. (Pty) Ltd. (South Africa)
Bureau van Dijk Editions Electroniques S.A. (Russia)
Bureau van Dijk Editions Electroniques S.A., o. z (Slovakia)
Bureau van Dijk Editions Electroniques S.A. (Switzerland)
Fermat International SA (Belgium)
Moody's France SAS (France)
Moody's Analytics Technical Services (Hong Kong) Ltd. (Hong Kong)
Moody's Analytics Technical Services (UK) Ltd. (UK)
Moodys Analytics Knowledge Services (Jersey) Limited (Jersey)
Moody's Investors Service (Nordics) AB (Sweden)
Moody's Group Deutschland GmbH (Germany)
Moody's Italia S.r.l. (Italy)
Moody's EMEA Holdings Limited (UK)
Moody's Investors Service Ltd. (UK)
Fermat Finance SPRL (Belgium)
Moody's Analytics SAS (France)
10%
Moody's Analytics Knowledge Services (BVI) Limited (BVI)
Moody's Analytics Knowledge Services (UK) Ltd. (UK)
Copal Partners Middle East LLC (UAE)
Moody's Analytics Knowledge Services Holdings (Mauritius) Ltd (Mauritius)
98.83%
4.99%
Moody's Analytics Deutschland GmbH (Germany)
Moody's Deutschland GmbH (Germany)
Euler Hermes Rating GmbH (Germany)
Moody's Investors Service EMEA Limited (UK)
Moody's Investors Service Middle East Limited (UAE)
Fermat GmbH (Germany)
Moody's Analytics Knowledge Services (Mauritius) Limited (Mauritius)
Moody's Analytics Knowledge Services Analysis (US) Inc. (Delaware)
Moody's Analytics Knowledge Services (Hong Kong) Limited (Hong Kong)
Moody's Analytics Knowledge Services (US) Inc. (Delaware)
Copal Business Consulting (Beijing) Co., Limited (China)
Moody's Analytics Knowledge Services Research (Mauritius) Ltd (Mauritius)
MIS Limited Poland Branch (Poland)
MIS Limited Russian Branch (Russia)
Moody's Investors Service Nordic Filial (Sweden)
98%
90%
Moody's Analytics Knowledge Services (India) Pvt. Ltd. (India)
Moody's Analytics Knowledge Services Lanka (Private) Ltd. (Sri Lanka)
Moody's Analytics Knowledge Services (Singapore) Pte. Ltd. (Singapore)
Moodys Analytics Knowledge Services Costa Rica S.A. (Costa Rica)
Moody's Deutschland GmbH, UK Branch (UK)
MIS EMEA Limited Czech Branch (Czech Republic)
MIS EMEA Limited France Branch (France)

† An oval indicates a branch. A triangle indicates a partnership.
†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exhibit 4a

Moody’s Global Legal Structure

12/31/2017


Moody’s Corporation (Delaware)
Moody’s Overseas Holdings Inc. (Delaware)
Moody’s Asia Pacific Ltd. (Hong Kong)
Moody’s Group Japan G.K. (Japan)
Moody’s Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody’s Shared Services India Private Limited (India)
0.815%
ChinaScope Group Ltd. (Cayman Islands)
Moody’s (Japan) K.K. (Japan)
Moody’s Analytics Japan K.K. (Japan)
Moody’s SF Japan K.K. (Japan)
Moody’s Company Hong Kong Ltd. (Hong Kong)
Moody’s Investors Service Hong Kong Ltd. (Hong Kong)
Moody’s Analytics Hong Kong Ltd. (Hong Kong)
Moody’s Investors Service (Beijing), Ltd. (China)
Moody’s Singapore Pte Ltd (Singapore)
Moody’s Investors Service (Korea) Inc. (Korea)
Moody’s Information Consulting (Shenzhen) Co. Ltd. (China)
98%
Moody’s Analytics (Thailand), Co., Ltd. (Thailand)
Moody’s China (B.V.I.) Limited (BVI)
30%
China Cheng Xin International Credit Rating Co., Ltd. (China)
Moody’s Investors Service (Beijing), Ltd. Shanghai Branch (China)
Moody’s Information Consulting (Shenzhen) Co. Ltd. Shanghai Branch (China)
Moody’s Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody’s Investors Service India Private Ltd. (India)
Moody’s Analytics Korea Co., Ltd. (Korea)
Moody’s Investors Service Singapore Pte Ltd. (Singapore)
Moody’s Group Australia Pty Ltd. (Australia)
Moody’s Analytics Singapore Pte Ltd. (Singapore)
Korea Investors Service, Inc. (Korea)
67.05%
Moody’s Mauritius Holdings Ltd. (Mauritius)
Moody’s Indonesia (B.V.I.) Limited (BVI)
Moody’s Investors Service Pty Limited (Australia)
Moody’s Analytics Australia Pty. Ltd. (Australia)
52.5%
KIS Pricing, Inc. (Korea)
Moody’s Investment Company India Private Limited (India)
99%
PT Moody’s Indonesia (Indonesia)
28.79%
ICRA Limited (India)
51%
ICRA Nepal Limited (Nepal)
ICRA Lanka Limited (Sri Lanka)
ICRA Management Consulting Services Limited (India)
99%
PT ICRA Indonesia (Indonesia)
ICRA Online Limited (India)
Pragati Development Consulting Services Ltd. (India)

† An oval indicates a branch. A triangle indicates a partnership.
†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

<u>Exhibit 4b</u>

Organizational Chart as of December 31, 2017


President and Chief Executive Officer
Chief Credit Officer
President of MIS
Vice Chairman for MIS
EVP & Chief Financial Officer
EVP & General Counsel (1)
MD MIS Business Planning
MD Global Ratings & Research Support
MD Global Ratings & Research
MD Regional & Commercial Group
MD Global Operations, Data & Controls
Chief Information Officer Information Technology
MD - MCO Global Compliance
MD Head of Government & Public Affairs
MD Global Methodology Review
MD Global Methodology Development
MD Global Strategy & Research
MD Analytic & Technology Solutions
MD Rating Model Group
MD Global Ratings & Process Oversight
MD Ratings & Process Oversight
MD Ratings & Research Support - Americas
MD Ratings & Research Support - EMEA
AMD Ratings & Research Support - Asia Pac
MD Credit Strategy - Americas
MD Credit Strategy - EMEA
MD Credit Strategy - Asia Pac
MD Global Financial Institutions
MD Research
MD Global Corporate Finance
MD Global Sovereign Risk
MD Global Public, Project & Infrastructure Finance
MD Global Structured Finance
MD Global Head of Relationship Management
MD Head of Int'l Relationship Management
MD Global Head of Value Proposition & Market Strategy
AMD Product Management
AMD Global Head of Relationship Management Operations
MD Regional Head - Americas
MD Regional Head - EMEA
MD Regional Head & Relationship Management - Asia Pac
MD Head of Relationship Management - US/Canada
MD Head of Relationship Management - EMEA
AMD Head of Relationship Management - LATAM
MD Rating Transaction Services
MD Global IT Alignment
MD Data Operations & Governance
AMD Project Management Office
MD Business Services
MD Finance Program Managment & India Operations
SVP Corporate Controller
SVP Corporate Services
SVP Corporate Planning & Risk
VP Global Head of Investor Relations & Communications
VP Treasurer
MD DCO - Americas/ Global Coordination
MD DCO - EMEA
MD DCO - Asia Pac
MD Training & Policies
MD DCO - MA/MSS
SVP Global Investigations
SVP Monitoring & Surveillance
MD External Affairs
MD Research & Analysis

MIS Ratings Organization Chart Key:
EVP: Executive Vice President
MD: Managing Director
AMD: Associate Managing Director
SVP: Senior Vice President
VP: Vice President
Asia Pac: Asia Pacific
EMEA: Europe Middle East Africa
LATAM: Latin America
MCO: Moody's Corporation
MIS: Moody's Investors Service
MSS: Moody's Shared Services
DCO: Designated Compliance Officer

Notes
(1) Although not depicted in this chart, Legal department also reports to EVP & General Counsel.